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                                                                    Exhibit 99.4


THE BANK OF NEW YORK
[LETTERHEAD]



NOTICE TO OWNERS AND HOLDERS OF AMERICAN DEPOSITARY RECEIPTS EVIDENCING AMERICAN
         DEPOSITARY SHARES REPRESENTING SERIES D AND SERIES L SHARES OF


                          GRUPO IUSACELL, S.A. DE C.V.
                       CUSIP # 40049W 20 7 (Series D ADSs)
                       CUSIP # 40049W 30 6 (Series L ADSs)


         Pursuant to Section 6.1 of the Deposit Agreements (the "Deposit Agreements"), between Grupo Iusacell, S.A. de C.V. (the "Company"), The Bank of New York, as Depositary, and Owners and Holders of the respective ADSs dated as of June 14, 1994, notice is hereby given to Owners and Holders of American Depositary Receipts ("ADRs") of the Company of an amendment to and restatement of the Deposit Agreements that after the expiration of thirty (30) days from the date of this notice, the terms of Section 4.12 and Section 6.2 of the amended and restated Deposit Agreements (and the corresponding terms of the Receipt) shall become effective as to Owners and Holders of outstanding Receipts. Such Sections will read in their entirety as attached hereto.

                  "SECTION 4.12  Exchange Offer.

                  The parties to this Deposit Agreement hereby acknowledge that pursuant to the Prospectus dated ____________, 1999 (the "Prospectus"), Nuevo Grupo Iusacell, S.A. de C.V. has offered to exchange (i) one Series V American Depositary Share of Nuevo Grupo Iusacell, S.A. de C.V. ("Series V ADSs"), which Series V ADSs were issued under the deposit agreement dated as of July 6, 1999, among Nuevo Grupo Iusacell, S.A. de C.V., the Depositary, and Owners and holders thereof (the "Series V Deposit Agreement"), for every one American Depositary Shares of the Company and (ii) one Series V share of Nuevo Grupo Iusacell, S.A. de C.V. ("Series V Shares") for every one Share of the Company. Such offer is referred to as the "Exchange Offer".

                  Each Holder of a Receipt outstanding on the day the offer period for the Exchange Offer expires as described in the Prospectus (the "Exchange Offer Expiration Date") will be deemed to have authorized and instructed the Depositary to tender in the Exchange Offer the number of Shares represented by such Holder's American Depositary Shares, and the Depositary shall, subject to applicable law and the terms of the Exchange Offer, so tender such Shares on behalf of such Holder unless otherwise instructed by the Company.
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                              THE BANK OF NEW YORK


                  It is hereby acknowledged that after the Exchange Offer Expiration Date, the Depositary will deliver without unreasonable delay Series V ADSs pursuant to the Series V Deposit Agreement in respect of tendered Receipts. However, it is further acknowledged that, during the period beginning at the Exchange Offer Expiration Date until the time Series V Shares are delivered to the Depositary by Nuevo Grupo Iusacell, S.A. de C.V. pursuant to consummation of the Exchange Offer, it will not be possible for the Depositary to deliver any Series V ADSs against surrender of Receipts. Cash in lieu of fractional shares, if any, will subsequently be delivered by the Depositary.

                  It is further hereby acknowledged that the Series V Shares delivered to the Depositary pursuant to the deemed authorization to tender in this Section 4.12 will constitute Deposited Securities for purposes of Section
6.2 of this Deposit Agreement."


                  "SECTION 6.2  Termination.

                  The Depositary shall at any time at the direction of the Company, terminate this Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Deposit Agreement by mailing notice of such termination to the Company and the Owners of all Receipts then outstanding if at any time 30 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of Receipts referred to in Section 2.05, and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or governmental charges). At any time after the expiration of 30 days from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender


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                              THE BANK OF NEW YORK


of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or governmental charges). Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections
5.08 and 5.09 hereof."


         Terms used herein and not otherwise defined will have the meanings set forth in the Deposit Agreement.

         For information regarding your Grupo Iusacell, S.A. de C.V. ADRs, please contact the Shareholder Relations Department at The Bank of New York on 1-888-269-2377.




DATED:            New York, New York                   THE BANK OF NEW YORK,
                  November 8, 1999                         as Depositary


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